Exhibit 99.1

MAGIC SOFTWARE ENTERPRISES LTD. AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2013

U.S. DOLLARS IN THOUSANDS

UNAUDITED

INDEX

Page

Condensed Interim Consolidated Balance Sheets	F-2 - F-3

Condensed Interim Consolidated Statements of Income	F-4

Condensed Interim Consolidated Statements of Comprehensive Income	F-5

Condensed Interim Statements of Changes in Shareholders' Equity	F-6

Condensed Interim Consolidated Statements of Cash Flows	F-7 - F-9

Notes to Condensed Interim Consolidated Financial Statements	F-10 - F-19

- - - - - - - - - - - -

MAGIC SOFTWARE ENTERPRISES LTD.

AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	June 30,	December 31,
	2013	2012
	Unaudited
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$38,469	$37,744
Available-for-sale marketable securities	866	890
Trade receivables, net	30,048	28,367
Other accounts receivable and prepaid expenses	5,606	6,696

Total current assets	74,989	73,697

LONG-TERM RECEIVABLES:
Severance pay fund	407	351
Other long-term receivables	3,673	2,287

Total long-term receivables	4,080	2,638

PROPERTY AND EQUIPMENT, NET	1,927	1,898

INTANGIBLE ASSETS, NET	29,368	30,058

GOODWILL	50,792	44,663

Total assets	$161,156	$152,954

The accompanying notes are an integral part of the Condensed Interim consolidated financial statements.

2

MAGIC SOFTWARE ENTERPRISES LTD.

AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

	June 30,	December 31,
	2013	2012
	Unaudited
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$4,286	$4,722
Accrued expenses and other accounts payable	18,100	17,188
Deferred tax liability	2,774	3,422
Deferred revenues	9,040	4,160

Total current liabilities	34,200	29,492

ACCRUED SEVERANCE PAY	1,251	1,245

LONG TERM LIABILITIES:	1,877	750

LIABILITIES DUE TO ACQUISITION ACTIVITIES	1,331	1,192

COMMITMENTS AND CONTINGENCIES

REDEEMABLE NON-CONTROLLING INTEREST	2,140	1,914

SHAREHOLDERS' EQUITY:
Magic Software Enterprises Shareholders' equity:
Share capital:
Ordinary shares of NIS 0.1 par value - Authorized: 50,000,000 shares at December 31, 2012 and June 30, 2013; Issued and Outstanding: 36,626,728 and 36,748,312 shares at December 31, 2012 and June 30, 2013, respectively	815	811
Additional paid-in capital	125,743	125,288
Accumulated other comprehensive loss	(1,848)	(586)
Accumulated deficit	(5,123)	(7,727)

Total Magic shareholders' equity	119,587	117,786
Non-controlling interests	770	575

Total shareholders' equity	120,357	118,361

Total liabilities, redeemable non-controlling interest and shareholders' equity	$161,156	$152,954

The accompanying notes are an integral part of the Condensed Interim consolidated financial statements.

3

MAGIC SOFTWARE ENTERPRISES LTD.

AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF INCOME

U.S. dollars in thousands (except per share data)

	Six months ended June 30,
	2013	2012
	Unaudited
Revenues:
Software	$10,787	$11,706
Maintenance and technical support	11,234	11,220
Consulting services	46,149	35,146

Total revenues	68,170	58,072

Cost of revenues:
Software	3,257	3,420
Maintenance and technical support	1,413	1,725
Consulting services	36,185	27,873

Total cost of revenues	40,855	33,018

Gross profit	27,315	25,054

Operating costs and expenses:
Research and development, net	1,802	1,242
Selling and marketing	11,061	10,797
General and administrative	5,744	4,987

Total operating costs and expenses	18,607	17,026

Operating income	8,708	8,028
Financial expenses, net	520	198
Other income, net	-	67

Income before taxes on income	8,188	7,897
Taxes on income	777	67

Net income	7,411	7,830
Change in redeemable non-controlling interests	215	-
Net income attributable to non-controlling interests	195	15

Net income attributable to Magic Software Enterprises Shareholders	$7,001	$7,815

Net earnings per share attributable to Magic Software Enterprises' shareholders:
Basic and diluted earnings per share	$0.19	$0.21

The accompanying notes are an integral part of the Condensed Interim consolidated financial statements.

4

MAGIC SOFTWARE ENTERPRISES LTD.

AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

U.S. dollars in thousands (except per share data)

	Six months ended June 30,
	2013	2012
	Unaudited

Net Income	$7,001	$7,815
Other comprehensive income before tax
Foreign currency translation adjustments	(1,254)	(597)
Unrealized loss from available-for-sale securities, net	(8)	37

Total other comprehensive income (loss), net of tax	(1,262)	(560)

Total Comprehensive income	$5,739	$7,255

The accompanying notes are an integral part of the Condensed Interim consolidated financial statements.

5

MAGIC SOFTWARE ENTERPRISES LTD.

AND ITS SUBSIDIARIES

CONDENSED INTERIM STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands (except per share data)

	Share capital number	Share capital amount	Additional paid-in capital	Accumulated other comprehensive income (loss)	Accumulated deficit	Non controlling interests	Total equity

Balance as of January 1, 2012	36,490,020	$808	$124,616	$(19)	$(20,249)	$469	$105,625
Exercise of stock options	136,708	3	306	-	-	-	309
Stock-based compensation expenses	-	-	515	-	-	-	515
Dividend	-	-	-	-	(3,661)	-	(3,661)
Acquisition of non-controlling interests in Xsell	-	-	(149)	-	-	(165)	(314)
Other comprehensive income	-	-	-	(567)	-	3	(564)
Net income	-	-	-	-	16,183	268	16,451

Balance as of December 31, 2012	36,626,728	811	125,288	(586)	(7,727)	575	118,361
Exercise of stock options	121,584	4	270	-	-	-	274
Stock-based compensation expenses	-	-	185	-	-	-	185
Dividend	-	-	-	-	(4,397)	-	(4,397)
Other comprehensive income	-	-	-	(1,262)	-	-	(1,262)
Net income	-	-	-	-	7,001	195	7,196

Balance as of June 30, 2013 (unaudited)	36,748,312	$815	$125,743	$(1,848)	$(5,123)	$770	$120,357

The accompanying notes are an integral part of the consolidated financial statements.

6

MAGIC SOFTWARE ENTERPRISES LTD.

AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Six months ended June 30,
	2013	2012
	Unaudited
Cash flows from operating activities:

Net income	$7,411	$7,830
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	3,878	3,273
Accrued severance pay, net	(117)	(5)
Stock-based compensation expenses	185	297
Gain on sale of subsidiary's operation	-	(67)
Decrease (increase) in trade receivables, net	(994)	1,156
Decrease (increase) in other long term and short term accounts receivable and prepaid expenses	(71)	1,159
Increase in trade payables	(470)	391
decrease in accrued expenses and other accounts payable	(2,069)	(2,532)
Increase in deferred revenues	4,212	4,451
Change in deferred income taxes, net	1,094	(437)

Net cash provided by operating activities	13,059	15,516

The accompanying notes are an integral part of the Condensed Interim consolidated financial statements.

7

MAGIC SOFTWARE ENTERPRISES LTD.

AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Six months ended June 30,
	2013	2012
	Unaudited
Cash flows from investing activities:

Capitalized software development costs	(2,516)	(2,214)
Purchase of property and equipment	(267)	(240)
Cash paid in conjunction with acquisitions, net of acquired cash	(5,531)	(1,575)
Proceeds from maturity of marketable securities	-	400
Proceeds from sale of subsidiary's operation		67
Proceeds from short-term bank deposits	-	2,584
Change in loans to employees and other,net	-	38
Investment in short-term bank deposit	-	(859)

Net cash used in investing activities	(8,314)	(1,799)

Cash flows from financing activities:

Proceeds from exercise of options by employees	272	295
Dividend paid	(4,397)	-
Short-term credit, net	313	-
Purchase of non-controlling interest	(75)	-
Repayment of long-term loans	-	14

Net cash provided by (used in) financing activities	(3,887)	309

Effect of exchange rate changes on cash and cash equivalents	(133)	(337)

Increase in cash and cash equivalents	725	13,689
Cash and cash equivalents at the beginning of the year	37,744	28,711

Cash and cash equivalents at end of the year	$38,469	$42,400

The accompanying notes are an integral part of the Condensed Interim consolidated financial statements.

8

MAGIC SOFTWARE ENTERPRISES LTD.

AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Six months ended June 30,
	2013	2012
	Unaudited

Supplementary information on investing and financing activities not involving cash flows:

Non-cash activities:

Deferred acquisition payment	$1,795	$1,375

Contingent acquisition payment	$3,812	$750

Supplemental disclosure of cash flow activities:

Cash paid during the year for:

Income taxes	$310	$452

Interest	$2	$7

The accompanying notes are an integral part of the Condensed Interim consolidated financial statements.

9

MAGIC SOFTWARE ENTERPRISES LTD.

AND ITS SUBSIDIARIES

APPENDIX TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1:-      GENERAL

Magic Software Enterprises Ltd. ("the Company"), an Israeli company, and its subsidiaries ("the Group") develop, market, sale and support software development and deployment technology ("the Magic technology") and software solutions developed using the Magic technology. Magic technology enables enterprises to accelerate the process of building and deploying software applications that can be rapidly customized and integrated with existing systems. Through its subsidiaries, the Company provides flexible and comprehensive range of consulting and staffing services in the areas of infrastructure design and delivery, application development, technology planning and implementation services. The Company reports its results on the basis of two reportable business segments: software services (which include proprietary and non-proprietary software and related services) and IT professional services, each of which is comprised of two reporting units (see Note 6 for further details). The principal markets of the Group are Europe, United States, Japan and Israel (see Note 6).

NOTE 2:-      SIGNIFICANT ACCOUNTING POLICIES

a.	The significant accounting policies applied in the financial statements of the Company as of December 31, 2012, are applied consistently in these interim financial statements.

b.	Impact of recently issued accounting standards:

In February 2013, the FASB issued ASU No. 2013-02, "Reporting of Amounts Reclassified out of Accumulated Other Comprehensive Income." Under ASU 2013-02, an entity is required to provide information about the amounts reclassified out of Accumulated Other Comprehensive Income ("AOCI") by component. In addition, an entity is required to present, either on the face of the financial statements or in the notes, significant amounts reclassified out of AOCI by the respective line items of net income, but only if the amount reclassified is required to be reclassified in its entirety in the same reporting period. For amounts that are not required to be reclassified in their entirety to net income, an entity is required to cross-reference to other disclosures that provide additional details about those amounts. ASU 2013-02 does not change the current requirements for reporting net income or other comprehensive income in the financial statements. ASU 2013-02 is effective for the Company on January 1, 2013. Since this standard only impacts presentation and disclosure requirements, its adoption did not have a material impact on the Company's consolidated results of operations or financial condition.

10

MAGIC SOFTWARE ENTERPRISES LTD.

AND ITS SUBSIDIARIES

APPENDIX TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3:-      BUSINESS COMBINATION, SIGNIFICANT TRANSACTION AND SALE OF BUSINESS

a.	On February 26, 2013, the Company purchased a 100% interest in Pilat Europe Limited Ltd and Pilat (North America) Inc which provides custom human capital management solutions, for a total consideration of $1,200. The results of operations were included in the consolidated financial statements of the Company commencing March 1, 2013.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition:

Net Assets	$406
Intangible assets	827

Total assets acquired	$1,233

*)	The estimated fair values of the tangible and intangible assets are provisional and are based on information that was available as of the acquisition date to estimate the fair value of these amounts. The Company believes the information provides a reasonable basis for estimating the fair values of these amounts, but is waiting for additional information necessary to finalize those fair values. Therefore, provisional measurements of fair value reflected are subject to change. The Company expects to finalize the tangible and intangible assets valuation and complete the acquisition accounting as soon as practicable as but no later than the measurement period.

b.	On May 16, 2013, the Company purchased a 100% interest in Valinor Ltd, a consulting company specializes in project and, product consultation, installation and implementation of databases for a total consideration of $1,700, of which $400 was paid upon closing and the remaining of which $600 is contingent upon the acquired business meeting certain operational targets in 2013 and 2014, and $500 and $200 be paid by Novemeber 23, 2013 and May 25, 2014 respectively. . The results of operations were included in the consolidated financial statements of the Company commencing May 16, 2013.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of the acquisition:

Net Assets	$128
Intangible assets	1,544

Total assets acquired	$1,672

11

MAGIC SOFTWARE ENTERPRISES LTD.

AND ITS SUBSIDIARIES

APPENDIX TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3:-      BUSINESS COMBINATION, SIGNIFICANT TRANSACTION AND SALE OF BUSINESS (Cont.)

*)	The estimated fair values of the tangible and intangible assets are provisional and are based on information that was available as of the acquisition date to estimate the fair value of these amounts. The Company believes the information provides a reasonable basis for estimating the fair values of these amounts, but is waiting for additional information necessary to finalize those fair values. Therefore, provisional measurements of fair value reflected are subject to change. The Company expects to finalize the tangible and intangible assets valuation and complete the acquisition accounting as soon as practicable as but no later than the measurement period.

c.	On May 30, 2013, the Company purchased a 100% interest in Dario solutions IT Ltd, a consulting company specializes in integration services of Microsoft products at the enterprises' IT environment for a total consideration of $3,800, of which $1,100 was paid upon closing and the remaining of which $1,700 is contingent upon the acquired business meeting certain operational targets in 2013, 2014 and 2015, and $1,000 to be paid by February 28, 2014. The results of operations were included in the consolidated financial statements of the Company commencing June 1, 2013.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of the acquisition:

Net Assets	$378
Intangible assets	3,445

Total assets acquired	$3,823

*)	The estimated fair values of the tangible and intangible assets are provisional and are based on information that was available as of the acquisition date to estimate the fair value of these amounts. The Company believes the information provides a reasonable basis for estimating the fair values of these amounts, but is waiting for additional information necessary to finalize those fair values. Therefore, provisional measurements of fair value reflected are subject to change. The Company expects to finalize the tangible and intangible assets valuation and complete the acquisition accounting as soon as practicable as but no later than the measurement period.

d.	In addition, the Company acquired additional activities during the six months than ended June 30, 2013, which their influence on the financial statements of the Company is immaterial, for a total consideration of $ 0.9 million.

e.	On May 2013 the company finalized the process of identifying the tangible and intangible assets for the acquisition of 80% interest in Comm-IT Group, (including "Comm-IT Technology Solutions" and "Comm-IT Software"). The following table summarize the fair value of the assets and liabilities acquired:

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MAGIC SOFTWARE ENTERPRISES LTD.

AND ITS SUBSIDIARIES

APPENDIX TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3:-      BUSINESS COMBINATION, SIGNIFICANT TRANSACTION AND SALE OF BUSINESS (Cont.)

	As reported	Adjustment	Modified

Net assets	$1,219	$14	$1,233
Non-controlling interest	(1,880)	130	(1,750)
Intangible assets	3,873	397	4,270
Goodwill	5,809	439	6,248
Deferred tax liability, net	-	(1,068)	(1,068)

Net assets acquired	$9,021	$(88)	$8,933

f.	Pro Forma disclosure has not been included as the influence of the acquired companies and activities to the consolidated income and the consolidated net income was immaterial.

NOTE 4:-      UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

These unaudited condensed interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States for interim financial information. Accordingly, they do not include all the information and footnotes required by generally accepted accounting principles in the United States for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the six-month period ended June 30, 2013 are not necessarily indicative of the results that may be expected for the year ended December 31, 2013.

The condensed consolidated balance sheet at December 31, 2012 has been derived from the audited consolidated financial statements at that date but does not include all of the information and footnotes required by generally accepted accounting principles in the United States for complete financial statements.

The unaudited condensed interim financial statements should be read in conjunction with the Company's annual financial statements and accompanying notes as of December 31, 2012 included in the Company's Annual Report on Form 20-F, filed with the Securities Exchange Commission on April 24, 2013.

13

MAGIC SOFTWARE ENTERPRISES LTD.

AND ITS SUBSIDIARIES

APPENDIX TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5:-      FAIR VALUE MEASUREMENTS

In accordance with ASC 820, the Company measures its investment in marketable securities and foreign currency derivative contracts at fair value. Generally marketable securities are classified within Level 1, this is because these assets are valued using quoted prices in active markets. Foreign currency derivative contracts and certain corporate bonds are classified within Level 2 as the valuation inputs are based on quoted prices and market observable data of similar instruments.

Contingent consideration is classified within Level 3. The Company values the Level 3 contingent consideration using discounted cash flow of the expected future payments, whose inputs include interest rate.

The Company's financial assets measured at fair value on a recurring basis, excluding accrued interest components, consisted of the following types of instruments as of the following dates:

	December 31, 2012
	Fair value measurements using input type
	Level 1	Level 2	Level 3	Total
Assets:
Government bonds	$427	$-	$-	$427
Corporate bonds	-	237	-	237
Equity fund	226	-	-	226
Foreign currency derivative contracts	-	156	-	156

Total financial assets	$653	$393	$-	$1,046

Liabilities:
Contingent consideration	$-	$-	$1,942	$1,942

Total financials liabilities	$-	$-	$1,942	$1,942

	June 30, 2013
	Fair value measurements using input type
	Level 1	Level 2	Level 3	Total
Assets:
Government bonds	$418	$-	$-	$418
Corporate bonds	-	221	-	221
Equity fund	227	-	-	227
Foreign currency derivative contracts	-	118	-	118

Total financial assets	$645	$339	$-	$984

Liabilities:
Contingent and deferred consideration	$-	$-	$5,607	$5,607

Total financials liabilities	$-	$-	$5,607	$5,607

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MAGIC SOFTWARE ENTERPRISES LTD.

AND ITS SUBSIDIARIES

APPENDIX TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6:-      DERIVATIVE INSTRUMENTS

A significant portion of the Company's revenues, expenses and earnings is exposed to changes in foreign exchange rates. Depending on market conditions, foreign exchange risk is also managed through the use of derivative financial instruments. These financial instruments serve to protect net income against the impact of the translation into U.S. dollars of certain foreign exchange-denominated transactions. The derivative instruments hedge or offset exposures to Euro, Japanese Yen and NIS exchange rate fluctuations.

The Company has instituted a foreign currency cash flow hedging program in order to hedge against the risk of overall changes in future cash flows. The Company hedges portions of its forecasted expenses denominated in NIS with currency forwards contracts and put and call options. These forward and option contracts are designated as cash flow hedges.

The notional principal of foreign exchange contracts to purchase NIS with U.S. dollars was $ 519 and none as of December 31, 2012 and June 30, 2013, respectively. The notional principal of foreign exchange contracts to purchase U.S. dollars with Japanese Yen was 1,276 as of December 31, 2012 and $ 405  as of June 30, 2013, respectively.

NOTE 7:-      COMMITMENTS AND CONTINGENCIES

From time to time, the Company and/or its subsidiaries are subject to legal, administrative and regulatory proceedings, claims, demands and investigations in the ordinary course of business, including claims with respect to intellectual property, contracts, employment and other matters. The Company accrues a liability when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. Significant judgment is required in both the determination of probability and the determination as to whether a loss is reasonably estimable. These accruals are reviewed and adjusted to reflect the impact of negotiations, settlements, rulings, advice of legal counsel and other information and events pertaining to a particular matter.

Lawsuits have been brought against the Company in the ordinary course of business. The Company intends to defend itself vigorously against those lawsuits.

a.	In August 2009, a software company and one of its owners filed an arbitration proceeding against the Company and one of its subsidiaries, claiming an alleged breach of a non-disclosure agreement between the parties. The plaintiffs are seeking damages in the amount of approximately NIS 52 million (approximately $ 13,930). The arbitrator determined that both the Company and the subsidiary breached the non-disclosure agreement, but closing summaries regarding damages have not yet been submitted.

In June 2011, the plaintiffs filed a motion to allow them to amend the claim by adding new causes of action and increasing the damages claimed in the lawsuit by approximately additional NIS 238 million (approximately $ 63,755) based on new arguments. Following discussions, the arbitrator rejected the motion and determined that if the plaintiffs wish to claim the additional damages (and the additional causes of action) they should do so in a separate legal proceeding. To date the plaintiffs did not file an additional lawsuit.

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MAGIC SOFTWARE ENTERPRISES LTD.

AND ITS SUBSIDIARIES

APPENDIX TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7:-      COMMITMENTS AND CONTINGENCIES

At this time, given the multiple uncertainties involved and in large part to the highly speculative nature of the damages sought by the plaintiff, which leaves a wide discretion to the arbitrator in quantifying and awarding the damages, the Company is unable to estimate the amount of the probable loss, if any, to be recognized. However, the Company recorded an accrual to cover future related expenses, as estimated by the Company's legal counsel.

b.	In addition to the above mentioned legal proceedings, the Company is also involved in various legal proceedings arising in the normal course of its business. Based upon the advice of counsel, the Company does not believe that the ultimate resolution of these matters will have a material adverse effect on the Company's consolidated financial position, results of operations or cash flows.

NOTE 8:-      NET EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted net earnings per share:

	Six months ended June 30,
	2013	2012
	Unaudited

Numerator for basic and diluted earnings per share - net income available to Magic shareholders	$7,001	$7,815
Weighted average ordinary shares outstanding:
Denominator for basic net earnings per share	36,691,325	36,457,707
Effect of dilutive securities	473,675	705,529

Denominator for diluted net earnings per share	37,165,000	37,163,236

Basic and diluted earnings per share	$0.19	$0.21

NOTE 9:-      SEGMENT GEOGRAPHICAL INFORMATION AND MAJOR CUSTOMERS

a.	The Company reports its results on the basis of two reportable business segments: software services (which include proprietary and none proprietary software technology) and IT professional services, each of which is comprised of two reporting units. The entities included in the Company's IT professional services business segment are Coretech Consulting Group LLC, Fusion Solutions LLC and Xsell Resources Inc which are considered as one reporting unit and Comm-IT Software, Comm-IT Technology Solutions and Comm-IT Embedded, which is a separate reporting unit. The reporting unit of the proprietary and none proprietary software technology segment is comprised of Complete Business Solutions Ltd., Complete Information Technology and all of the Company's other subsidiaries in each of the respective years.

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MAGIC SOFTWARE ENTERPRISES LTD.

AND ITS SUBSIDIARIES

APPENDIX TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9:-      SEGMENT GEOGRAPHICAL INFORMATION AND MAJOR CUSTOMERS (Cont.)

The Company evaluates segment performance based on revenues and operating income of each segment. The accounting policies of the operating segments are the same as those described in the summary of significant accounting policies. This data is presented in accordance with ASC 280, "Segment Reporting."

Headquarters' general and administrative costs have not been allocated between the different segments.

Software services

The Company develops markets, sells and supports a proprietary and none proprietary application platform, software applications, business and process integration solutions and related services.

IT professional services

The Company offers advanced and flexible IT services in the areas of infrastructure design and delivery, application development, technology planning and implementation services, communications services and solutions, as well as supplemental staffing services.

There are no significant transactions between the two segments.

b.	The following is information about reported segment results of operation:

	Six months ended June 30, 2013
	(Unaudited)
	Software services	IT professional services	Unallocated expense	Total

Total revenues	$32,446	$35,724	$-	$68,170
Expenses	25,553	31,898	2,011	59,462

Segment operating income (loss)	$6,893	$3,826	$(2,011)	$8,708

Depreciation and amortization	$2,970	$772	$136	$3,878

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MAGIC SOFTWARE ENTERPRISES LTD.

AND ITS SUBSIDIARIES

APPENDIX TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9:-      SEGMENT GEOGRAPHICAL INFORMATION AND MAJOR CUSTOMERS (Cont.)

	Six months ended June 30, 2012
	(Unaudited)
	Software services	IT professional services	Unallocated expense	Total

Total revenues	$32,490	$25,582	$-	$58,072
Expenses	24,557	23,405	2,082	50,044

Segment operating income (loss)	$7,933	$2,177	$(2,082)	$8,028

Depreciation and amortization	$2,698	$404	$171	$3,273

c.	The Company's business is divided into the following geographic areas: Israel, Europe, the United States, Japan and other regions. Total revenues are attributed to geographic areas based on the location of the customers.

The following table presents total revenues classified according to geographical destination for the six months ended June 30, 2012 and 2013:

	Six months ended June 30,
	2013	2012
	Unaudited

Israel	$10,886	$4,582
Europe	14,852	15,333
United States	33,058	29,089
Japan	5,897	6,414
Other	3,477	2,654

	$68,170	$58,072

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MAGIC SOFTWARE ENTERPRISES LTD.

AND ITS SUBSIDIARIES

APPENDIX TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9:-      SEGMENT GEOGRAPHICAL INFORMATION AND MAJOR CUSTOMERS (Cont.)

d.	The Company's long-lived assets are located as follows:

	June 30, 2013	December 31, 2012
	Unaudited

Israel	$55,108	$48,452
Europe	2,838	2,171
United States	15,132	15,459
Japan	5,455	6,164
Other	3,554	3,657

	$82,087	$75,903

e.	The Company does not allocate its assets to its reportable segments; accordingly, asset information by reportable segments is not presented.

f.	In the first six months of 2012 and 2013, the Company had one customer, included in the IT professional services segment, which accounted for 22% and 14% of the group revenues, respectively.

NOTE 10:-    SHAREHOLDERS' EQUITY

 Accumulated other comprehensive income:

	June 30, 2013	December 31, 2012
	Unaudited

Accumulated realized and unrealized gain on available-for-sale securities, net	$165	$173
Accumulated foreign currency translation adjustments	(2,030)	(776)
Unrealized gain on derivative instruments, net	17	17

Total other comprehensive (loss)	$(1,848)	$(586)

NOTE 11:-   SUBSEQUENT EVENTS

On October 3, 2013 the company entered into a definitive agreement with KBR Inc. to acquire the US enterprise operations of KBR subsidiary, Allstates Technical Services, LLC, a US-based full-service provider of consulting and staffing solutions for IT, Engineering and Telecom personnel for $10 million. The acquisition is expected to be finalized by mid-November 2013, subject to the fulfillment of certain conditions defined in the acquisition agreement.

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